UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Pulse Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74587B 10 1
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74587B 10 1

1	NAME OF REPORTING PERSON ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,173,359
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,173,359
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74587B 10 1

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Pulse Biosciences, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 849 Mitten Road, Suite 104, Burlingame, CA 90401.

Item 2.	Identity and Background.

(a)	This statement is filed by Robert W. Duggan (“Mr. Duggan” or the “Reporting Person”).

(b)	The principal business address of Mr. Duggan is 611 S. Fort Harrison Ave., Suite 306, Clearwater, Florida 33756.

(c)	The principal occupation of Mr. Duggan is serving as a private investor.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person were purchased with personal funds, in open market purchases, except as stated in Schedule A. The aggregate purchase price of the 2,173,359 Shares beneficially owned by Mr. Duggan is approximately $13,670,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Person’s investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 74587B 10 1

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based on 14,136,220 Shares outstanding, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2017, when factoring in the Issuer’s issuance of the newly issued 819,673 Shares pursuant to the Agreement.

(a)	As of the close of business on February 17, 2017, Mr. Duggan beneficially owned 2,173,359 Shares.

Percentage: Approximately 15.4%

(b)	1. Sole power to vote or direct vote: 2,173,359
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,173,359
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Duggan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Schedule A is incorporated herein by reference, to this Item 6.

On February 7, 2017, the Reporting Person and the Issuer entered into a Securities Purchase Agreement (the “Agreement”), pursuant to which the Issuer agreed to issue and sell an aggregate of 655,738 Shares to the Reporting Person. Under the Agreement, the Issuer granted certain registration rights to the Reporting Person, pursuant to which, among other things, the Issuer will prepare and file with the Securities and Exchange a registration statement to register for resale the Shares on or prior to July 31, 2017. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is referenced as an exhibit hereto and is incorporated herein by reference.

On February 7, 2017 and February 8, 2017, Mr. Duggan entered into various Buy/Sell Agreements as further detailed in Schedule A.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Securities Purchase Agreement, by and among Pulse Biosciences, Inc., and the signatories thereto, dated February 7, 2017 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 10, 2017).

CUSIP NO. 74587B 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2017

/s/ Robert W. Duggan
Robert W. Duggan

CUSIP NO. 74587B 10 1

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	41,624	11.64	02/09/2017
Common Stock	288,286 (1)	6.10	02/08/2017
Common Stock	151,350 (1)	6.10	02/08/2017
Common Stock	19,416 (1)	6.10	02/08/2017
Common Stock	4,975 (1)	6.10	02/08/2017
Common Stock	4,303 (1)	6.10	02/08/2017
Common Stock	3,732 (1)	6.10	02/08/2017
Common Stock	2,802 (1)	6.10	02/08/2017
Common Stock	1,232 (1)	6.10	02/08/2017
Common Stock	248 (1)	6.10	02/08/2017
Common Stock	655,738 (2)	6.10	02/07/2017
Common Stock	146,032 (1)	6.10	02/07/2017
Common Stock	197,296 (1)	6.10	02/07/2017
Common Stock	5,000	6.35	01/10/2017
Common Stock	15,000	6.35	01/10/2017
Common Stock	15,374	5.29	12/19/2016
Common Stock	2,433	5.35	12/16/2016
Common Stock	10,000	5.48	12/13/2016
Common Stock	5,886	5.84	12/07/2016

(1)	Purchased pursuant to a privately negotiated Buy/Sell Agreement.

(2)	Purchase pursuant to the Agreement, as defined in Item 6 of the Schedule 13D.